15 March 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 199,000 RELX PLC ordinary shares at a price of 1264.5353p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 71,302,380 ordinary shares in treasury, and has 1,105,248,851 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 7,422,600 shares.

RELX NV announces that today, it purchased (through UBS Limited) 177,500 RELX NV ordinary shares at a price of €15.2855 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 63,722,594 ordinary shares in treasury, and has 985,002,056 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 6,609,200 shares.